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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 3, 2014

Re:	Ally Financial Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 10 to its Registration Statement on Form S-1 (the “Amendment No. 10”) and the prospectus included therein.

On behalf of the Company, we are writing to respond to the comment raised in your letter to the Company dated January 17, 2014. The response below has been provided by the Company and corresponds to the caption and number of the comment (which is reproduced below in italics). For your convenience, a copy of Amendment No. 10 is enclosed and has been marked to show changes from Amendment No. 9 to the Registration Statement filed on December 23, 2013.

Mr. Christian N. Windsor	2	March 3, 2014

Amendment No. 9 to Registration Statement on Form S-1

Regulatory Matters, page 11

1.	We note your disclosure that on December 19, 2013, Ally entered into consent orders with the U.S. Department of Justice and the Consumer Financial Protection Bureau relating to certain credit practices. Please file the consent orders as exhibits to your registration statement or provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company has included the consent orders as Exhibits 10.35 – 10.37 to the Registration Statement.

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The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler
Richard J. Sandler
cc w/enc:

Matt McNair

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

    Cahill Gordon & Reindel LLP

Jay Clayton

C. Andrew Gerlach

    Sullivan & Cromwell LLP